Exhibit 99.1

Jeffs’ Brands: Fort Technology Announces a CAD 5 Million Private Placement of Convertible Debenture Representing a Valuation of Approximately CAD 27 million

Tel Aviv, Israel, Aug. 13, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that on August 12, 2025, Fort Technology Inc. (“Fort”) (TSXV: FORT), a company listed on the TSX Venture Exchange, in which Jeffs’ Brands holds a 75.02% equity stake, has entered into a private placement of convertible debentures (the “Convertible Debentures”) for gross proceeds of up to CAD 5 million (the “Private Placement”). The Convertible Debentures will mature on the date that is 2 years from the date of issuance (the “Maturity Date”) and will bear interest at a rate of 10% per annum, payable quarterly with the first payment covering the period from the closing of the Private Placement to September 30, 2025. At the option of the holder, the principal amount of the Convertible Debentures is convertible into units (“Units”) of Fort at any time from the date of issuance and until the Maturity Date at a price equal to CAD 0.185 per Unit. Each Unit will consist of one common share of Fort (each, a “Common Share”) and one warrant (each, a “Warrant”) to purchase one Common Share (each, a “Warrant Share”) at an exercise price of CAD 0.185 per Warrant Share. Each Warrant will be exercisable for a period of 5 years from the date of issuance of the Convertible Debentures. The Private Placement represents a valuation of approximately CAD 27 million for Fort.

The Private Placement was conducted by Fort in reliance upon certain prospectus exemptions. The Convertible Debentures, and the securities issuable upon conversion of the Convertible Debentures, will be subject to a holding period in compliance with applicable securities laws and TSX Venture Exchange rules. The net proceeds from the Private Placement will be used by Fort for general working capital requirements and the extension of a loan under the Loan Agreement (as defined below).

Each of the Company and the Company’s Chief Executive Officer participated in the Private Placement, with the Company purchasing Convertible Debentures for CAD 2.2 million. As such, the Private Placement constitutes a related-party transaction under the TSX Venture Exchange policies and under the Israeli Companies Law, 1999 and was approved by the Company and Fort in accordance with applicable law.

The closing of the Private Placement is expected to occur in one or more tranches as determined by Fort, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including approval from the TSX Venture Exchange.

In addition, on August 11, 2025, Fort entered into a loan agreement with EEH Ventures Limited (“EEH”), a U.K.-based real estate investment company (the “Loan Agreement”). Pursuant to the Loan Agreement, Fort advanced an initial loan of £2 million to EEH, with an additional £1 million available 12 months from the Loan Agreement date at EEH’s request. The loan amounts bear interest at a rate of 7.5% per annum and are repayable within three years. Fort also has the option to convert the outstanding loan amounts and accrued interest, into up to 25% of EEH’s share capital, subject to TSX Venture Exchange approval. As a security interest for the full repayment of the loan amounts and accrued interest, Oxford Road Investments Limited, a subsidiary of EEH, has agreed to grant Fort a charge over certain surplus proceeds and provide a guarantee in Fort’s favor.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

About Fort Technology

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated closing of the Private Placement by Fort subject to receipt of all necessary approvals, the applicable holding period requirements for the Convertible Debentures and related securities, and the anticipated use of proceeds by Fort. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com